SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Affinity Gaming

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Not Applicable

(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Not Applicable	13D/A	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

CUSIP No. Not Applicable	13D/A	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

CUSIP No. Not Applicable	13D/A	Page 4 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13D filed on June 6, 2013 (the “Original 13D”), which has been previously amended by the Amendment No. 1 to Schedule 13D on October 11, 2013 (“Amendment No. 1”).

James D. Dondero is the President of Strand. Strand is the general partner of Highland Capital. Highland Capital is the investment advisor to certain private investment funds (collectively, the “Private Funds”). This Amendment relates to Common Stock, $0.001 par value per share (the “Common Stock”), of Affinity Gaming, a Nevada corporation (the “Issuer”), held by the Private Funds.

Item 4.	Purpose of the Transaction

Item 4 of the Original 13D is hereby amended by adding the language below:

The Reporting Persons entered into a certain Amendment No. 2 to the Stockholders Agreement (“Amendment No. 2 to the Stockholders Agreement”) with the Other Holders, dated as of December 3, 2013, which extends the term of the Stockholders Agreement to June 30, 2015 (unless earlier terminated pursuant to Section 4(b) of the Stockholders Agreement). All other terms and conditions of the Stockholders Agreement as disclosed on the Original 13D on June 6, 2013 remain in full force and effect without amendment. Amendment No. 2 to the Stockholders Agreement is filed herewith as Exhibit 99.3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended by adding following additional Exhibit:

Exhibit 99.4	Amendment No. 2 to the Stockholders Agreement by and among SPH Manager, LLC, Spectrum Group Management, LLC, Highland Capital Management, L.P., Courage Capital Management, LLC, One East Partners Master, L.P. and One East Partners Opportunities, L.P., dated as of December 3, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2013

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero